Exhibit 99.2

PAN AMERICAN SILVER REPORTS RECORD EARNINGS, CASH FLOW
AND PRODUCTION FOR 2007
(All amounts in US dollars unless otherwise stated)

Vancouver, B.C. – February 21, 2008 -- Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAA) today reported unaudited financial and operating results for the fourth quarter and fiscal year ended December 31, 2007.  The Company also provided an update on production, operations and outlook for 2008.

“By all measures, 2007 was by far Pan American’s best year ever,” said Geoff Burns, President and CEO.  “We achieved new records for silver production, metal sales, operating cash flows, and net earnings, while at the same time solidly progressing our development projects.  Our growing production, forecast at 19.5 million ounces in 2008, combined with robust silver prices makes our prospects for future years even brighter.”

Fourth Quarter 2007 Highlights (unaudited) *
•  Record silver production of 5.1 million ounces, up 63% over Q4 2006
•  Record cash flow from operating activities (before changes in non-cash working capital) of $27.3 million up 23% over Q4 2006
•  Net income of $26.1 million ($0.34/share)

Full Year 2007 Highlights (unaudited) *
•  Record silver production of 17.1 million ounces, up 31% over 2006, at a cash cost of $3.42 per ounce
•  Record sales of $301.1 million, up 18% over 2006
•  Record cash flow from operating activities (before changes in non-cash working capital) of $105.9 million, up 54% from 2006
•  Record net income of $88.9 million ($1.16/share), up 53% from $58.2 million ($0.79/share) in 2006
•  Commenced production at Alamo Dorado; continued construction of Manantial Espejo; began expansion at San Vicente

Forecast 2008
• Silver production estimated to increase 14% to 19.5 million ounces • Cash costs projected at $4.31 per ounce of silver • Manantial Espejo expected to begin operations in mid-2008

    * Financial information based on Canadian GAAP.

The Company’s projections noted in this press release as to future production of silver and other minerals, cash costs and the expansion costs, IRR and payback period at San Vicente are forward-looking information and are based upon the following key assumptions:

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•	the Company’s forecast production for each individual mine is achieved,

•	the Company’s schedule for the development, completion and ramp-up of production from Manatial Espejo and the expansion of San Vicente is achieved,

•	the Company is able to obtain or maintain the necessary permits and approvals from government authorities to achieve the forecast production, cash costs and expansion of San Vicente,

•
there is no disruption in production, increase in costs or disruption in the expansion of San Vicente due to: natural phenomena and hazards; technological, mechanical or operational disruptions; changes in local governments, legislation, taxation or the political or economic environment; fluctuations in the price of silver, gold or base metals; fluctuations in the local currencies of those countries in which the Company carries on business; unexpected work stoppages or labour disputes; increased competition in the mining industry for equipment and qualified personnel; fluctuations in the price for natural gas, fuel oil and other key supplies; or transportation disruptions.

No assurance can be given that the indicated quantities of silver and other minerals will be produced, projected cash costs or forecast expansion costs will be achieved or IRR and payback at San Vicente will be met.  Expected future production, cash costs and expansion costs, IRR and payback periods are inherently uncertain and could materially change over time. If actual results differ from the assumptions set out above, the Company’s mineral production, cash costs and expansion costs, IRR and payback at San Vicente may differ materially from the forecasts in this press release.

Financial Results

The Company finished the year with record net income of $88.9 million ($1.16/share), up 53% from $58.2 million ($0.79/share) in 2006.  Net income for the fourth quarter of 2007 was $26.1 million, or $0.34 per share.  Even though fourth quarter production increased significantly, a strike in a Peruvian port limited our concentrate shipments and concentrate sales.

Cash flow from operations before changes in non-cash working capital reached new highs, increasing 23% as compared to the fourth quarter of 2006, to $27.3 million.  For the full year in 2007, cash flow from operations before changes in non-cash working capital rose to $105.9 million, a 54% increase over 2006.

The improved financial results for the year were primarily due to commencement of operations at the Company’s new Alamo Dorado mine in Mexico, plus higher silver and lead prices.  In addition, net income for 2007 included a gain on the sale of the Company’s interest in the Dukat mine in Russia of $12.4 million and a gain on commodity and foreign currency contracts of $5.3 million.  Included in the net income for 2006 were a loss on commodity and foreign currency contracts of $18.3 million, and a gain on the sale of the Company’s interest in Dukat of $7.5 million.

In 2007 sales grew by 18% to a new high of $301.1 million on the strength of increased silver and gold production and higher realized silver prices.  Sales in the fourth quarter of 2007 increased to $85.9 million.

Cost of sales increased during the fourth quarter to $48.8 million, and in the 12-month period were $167.8 million.  Increased costs of sales were a direct result of the inclusion of production from Alamo Dorado, combined with higher industry-wide costs for labour, energy and supplies.  Strengthening currencies in Latin America, particularly Peru, also contributed to higher costs.

Working capital at December 31, 2007 was $186.3 million, a decrease of $18.3 million from $204.6 million at year end 2006.  Capital investments of $123.4 million, primarily for the construction of the Manantial Espejo and the San Vicente development projects were funded mostly by cash flow from operations.

Production And Operations

Pan American Silver produced a record 5.1 million ounces of silver in the fourth quarter of 2007, 63% more than in the same quarter of 2006 and the seventh consecutive quarter of increased production.  For the 12-month period, silver production also established a new benchmark of 17.1 million ounces, up 31% from 2006.

“Our La Colorada, Alamo Dorado and Huaron mines led Pan American’s production increase during 2007 and we delivered, as promised, our 13th consecutive year of silver growth,” said Mr. Burns.  “The startup of Manantial Espejo in Argentina is on track for mid-2008, and we fully expect to deliver record silver production in 2008, while significantly increasing our gold production.”

Consolidated cash costs of silver production for 2007 were $3.42 per ounce, versus $1.89 in 2006.  The increase was partly due to commencement of production at Alamo Dorado, which is a slightly higher cost producer as it has limited by-product credits.

Peru

The Huaron mine produced 3.8 million ounces of silver in 2007, 4% higher than the previous year.  Cash costs were $2.78 per ounce, 15% more than in 2006 because of higher operating costs, royalties and treatment charges.  During 2007, a mine deepening project was initiated at Huaron that aims to gain access to a significant portion of high grade ore below the 250 foot level.  A very successful exploration program increased Huaron’s proven and probable resources by 15% to 58.8 million ounces of silver.

Silver production at Morococha during 2007 totaled 2.9 million ounces, slightly less than the year-earlier period but 7% above 2007’s forecast.  Morococha continued to be the Company’s lowest cost producer with cash costs of negative $2.16 per ounce of silver for the year.  Revenues from by-product credits continued to be substantially higher than operating costs.  During 2007, development continued on the Manto Italia ramp, a two-year initiative designed to provide long-term access to several untapped mining zones.

At the Quiruvilca mine, silver production was 1.6 million ounces in 2007, off from 2.1 million ounces the previous year, due to lower ore grades and a 2% decrease in tonnage milled.  Cash costs were $2.43 per ounce.  A project to access higher grade ore in the deeper southern area of the mine has been completed.  This access ramp to the 400 level is being commissioned in the first quarter of 2008.

The Silver Stockpile operation produced 454,202 ounces of silver in 2007.  Cash costs totaled $3.24 per ounce, virtually the same as the $3.17 per ounce recorded in 2006.

Mexico

Commercial production at Alamo Dorado, the Company’s newest silver mine, began in the second quarter.  Operations steadily improved during the second half of 2007 and the mine is currently exceeding original feasibility estimates.  The operation produced 3.8 million ounces of silver and 13,335 ounces of gold during its nine months of commercial operation in 2007.  Silver production of 5.2 million ounces and 16,000 ounces of gold is projected for 2008.  Cash costs were $4.41 per ounce of silver in 2007, which was higher than forecast due to higher than expected start-up costs combined with rising energy, labor and consumable expenses. With the operation hitting its stride, the Company expects cash costs to decline modestly to $4.19 per ounce during 2008.

The La Colorada mine was the Company’s top silver producer during 2007, increasing output by 13% to 4.0 million ounces as compared to the previous year.  Much of the gain was the result of increased tonnages milled following the restart of a sulphide ore processing circuit.  Cash costs at La Colorada were $6.88 per ounce, similar to levels achieved in 2006.  La Colorada was and will continue to be the site of substantial exploration activity, with three diamond drill rigs working at the property for most of 2007 and continuing in 2008.  Refer to our press release of February 20, 2008 for a discussion of the silver reserves and resources replaced as a direct result of the drilling effort.  Further additions are anticipated in 2008 once new discovered areas are included in the mine plan.

Bolivia

At the high-grade, silver-zinc San Vicente mine, the Company increased ownership to 95% from 55% in June 2007; at the same time it announced a major expansion to fully develop the property’s ore body.  As a result, the Company’s share of San Vicente production increased to 619,000 ounces of silver in 2007, compared to 265,000 ounces in 2006.  Cash costs were $5.41 per ounce which was up significantly from 2006 due to lower silver and zinc grades, combined with rising operating costs. The mine project is proceeding well and completion is expected to be on schedule at year end 2008. The Company now expects the expansion project to cost $65 million less cash flow generated from 2008 mining operations.  The expansion project includes the development of trackless mining methods, replacing the main mine hoist, constructing a 750 metric ton per day flotation processing facility, upgrading the site infrastructure, upgrading the power and water supply systems, and completing several community development initiatives.  In spite of the capital escalation, economics remain sound and at the company’s reserve prices, the IRR for San Vicente is estimated at 16% with a payback period of 4 years.  When completed, San Vicente is projected to produce on average approximately 2.8 million ounces of silver per year for the first five years of full production.  The Company plans to continue to mine and process ore through a third party mill while it completes the expansion.

Argentina

Construction of Manantial Espejo in Argentina, Pan American’s eighth mine, proceeded on schedule during 2007.  Over 600 Pan American employees and contractors are on site.  This forecasted $185 million project, which includes $30 million in refundable VAT tax, consists of developing two underground and two surface mines, constructing a 2000 metric ton per day processing facility, installing the necessary site infrastructure, expanding housing in the local community, and participating in the construction of a power line that will service the mine and the local community. The two primary underground ramps advanced during the year, intersecting both ore veins as expected.  Open pit mining is well ahead of schedule and to date there are already 132,000 tonnes of ore stockpiled awaiting the completion of the processing facility.  At year end, project expenditures totaled $97.9 million and it is estimated that overall construction was 58% complete.  Mechanical completion is scheduled for mid 2008, reaching full capacity of 2,000 tonnes per day early in the fourth quarter. Manantial Espejo is projected to produce an average of 4.1 million ounces of silver and 60,000 ounces of gold annually.

Outlook

In 2008, the Company expects to deliver its 14th consecutive year of production growth by increasing silver production 14% to 19.5 million ounces.  This growth will be driven by the first full year of operation of the new Alamo Dorado mine and the commencement of production at Manantial Espejo.  Production of by-product zinc and lead are also expected to increase in 2008, while gold output will be significantly higher due to new production from Manantial Espejo.  Consolidated cash costs are forecast to be $4.31 per ounce, while capital expenditures are forecast at $152.1 million for 2008, most of which are targeted to complete construction at Manantial Espejo and the expansion of San Vicente. On a mine by mine basis, 2008’s production is forecast as follows:

2008 Production Forecast[1]
	Projected Ounces of Silver (000,s)	Projected Cash Costs ($/oz)
Huaron	3.7	$5.12
Morococha	2.7	$0.33
Quiruvilca	1.5	$5.40
Silver Stockpiles	0.4	$3.28
Alamo Dorado	5.2	$4.19
La Colorada	3.9	$7.50
San Vicente	0.7	$7.50
Manantial Espejo	1.4	$1.15
Totals	19.5	$4.31
1 2008 cash cost estimates are higher than 2007 realized cash costs due to the forecast assumption that by-product metal prices in 2008 will be lower than in 2007. Assumed metal prices used in the above forecast are as follows: Zinc - $2,100/tonne; Lead – $2,100/tonne; Copper – $6,000/tonne; Gold – $700/oz

Silver Market

Silver prices continued to increase through 2007, averaging $13.38 per ounce for the year, an increase of almost 16%, year over year.  Supply and demand fundamentals remain robust, with silver investment continuing to increase.  These elements combined with weakness in the US dollar support a continuing favourable outlook for silver prices in 2008.

***

Selected Financial and Operating Highlights for the fourth quarter of 2007 are attached to this news release.

Pan American will host a conference call to discuss financial and operating results on Thursday, February 21, 2008 at 8:00 am PT (11:00 am ET).  North American participants dial toll-free 1-800-762-9439 and international participants dial 1-480-629-9041.  The call will also be broadcast live on the Internet at www.vcall.com/IC/CEPage.asp?ID=126040.

A playback can be accessed for one week after the call by dialing 1-800-406-7325 (from North America) and 1-303-590-3030 (from the rest of the world) and entering passcode 3844191.

Technical information contained in this news release has been reviewed by Michael Steinmann, P.Geo., Senior Vice President Geology & Exploration, who is the Company’s Qualified Person for the purposes of NI 43-101.

About Pan American Silver Corp.

Pan American’s mission is to be the world’s largest and lowest cost primary silver mining company by increasing its silver production, silver reserves and the cost efficiency of its operations.  The Company has seven operating silver mines in Mexico, Peru and Bolivia.  An eighth mine in Argentina is scheduled to commence operations in 2008.

For more information please contact

Rob Doyle
Chief Financial Officer
604-684-1175
info@panamericansilver.com.

– End –

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

THIS NEWS RELEASE CONTAINS “FORWARD-LOOKING INFORMATION” WITHIN THE MEANING OF THE UNITED STATES “PRIVATE SECURITIES LITIGATION REFORM ACT” OF 1995 AND APPLICABLE CANADIAN SECURITIES LEGISLATION. STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION EXPRESS, AS AT THE DATE OF THIS NEWS RELEASE, THE COMPANY’S PLANS, ESTIMATES, FORECASTS, PROJECTIONS, EXPECTATIONS, OR BELIEFS AS TO FUTURE EVENTS OR RESULTS AND THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION TO, UPDATE SUCH STATEMENTS CONTAINING THE FORWARD-LOOKING INFORMATION. GENERALLY, FORWARD-LOOKING INFORMATION CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS “PLANS”, “PROJECTS” OR “PROJECTED”, “EXPECTS” OR “DOES NOT EXPECT”, “IS EXPECTED”, “ESTIMATES”, “FORECASTS”, “SCHEDULED”, “INTENDS”, “ANTICIPATES” OR “DOES NOT ANTICIPATE”, OR “BELIEVES”, OR VARIATIONS OF SUCH WORDS AND PHRASES, OR STATEMENTS THAT CERTAIN ACTIONS, EVENTS OR RESULTS “MAY”, “CAN”, “COULD”, “WOULD”, “MIGHT” OR “WILL BE TAKEN”, “OCCUR” OR “BE ACHIEVED”. STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION INCLUDE, BUT ARE NOT LIMITED TO, STATEMENTS WITH RESPECT TO TIMING AND BUDGET OF CONSTRUCTION ACTIVITIES AT MANANTIAL ESPEJO AND SAN VICENTE, THE EXPECTED RESULTS FROM EXPLORATION ACTIVITIES, THE ECONOMIC VIABILITY OF THE DEVELOPMENT OF NEWLY DISCOVERED ORE BODIES, THE ESTIMATION OF MINERAL RESERVES AND RESOURCES, FUTURE PRODUCTION LEVELS, EXPECTATIONS REGARDING MINE PRODUCTION COSTS, THE REQUIREMENTS FOR ADDITIONAL CAPITAL, THE RESULTS OF DRILLING, AND PAN AMERICAN’S COMMITMENT TO, AND PLANS FOR DEVELOPING, NEWLY DISCOVERED AND EXISTING MINERALIZED STRUCTURES.

STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE THE ACTUAL RESULTS, LEVEL OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS OF PAN AMERICAN AND ITS OPERATIONS TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY SUCH STATEMENTS. SUCH FACTORS INCLUDE, AMONG OTHERS, RISKS RELATED TO TECHNOLOGICAL AND OPERATIONAL NATURE OF THE COMPANY’S BUSINESS, CHANGES IN LOCAL GOVERNMENT LEGISLATION, TAXATION OR THE POLITICAL OR ECONOMIC ENVIRONMENT, EXPOSURE TO FLUCTUATIONS IN THE COMPANY’S INVESTMENTS AND THE LOCAL CURRENCIES OF THOSE COUNTRIES IN WHICH PAN AMERICAN CARRIES ON BUSINESS, THE ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES, CONCLUSIONS OF ECONOMIC EVALUATIONS, CHANGES IN PROJECT PARAMETERS TO DEAL WITH UNANTICIPATED ECONOMIC FACTORS, FUTURE PRICES OF SILVER, GOLD AND BASE METALS, INCREASED COMPETITION IN THE MINING INDUSTRY FOR PROPERTIES, EQUIPMENT, QUALIFIED PERSONNEL, AND THEIR RISING COSTS, UNPREDICTABLE RISKS AND HAZARDS RELATING TO THE OPERATION AND DEVELOPMENT OF OUR MINES OR PROPERTIES, UNEXPECTED WORK STOPPAGES OR LABOUR DISPUTES, TRANSPORTATION DISRUPTIONS, THE SPECULATIVE NATURE OF EXPLORATION AND DEVELOPMENT, FLUCTUATIONS IN THE PRICE FOR NATURAL GAS, FUEL OIL AND OTHER KEY SUPPLIES, AS WELL AS THOSE FACTORS DESCRIBED IN THE SECTION “RISK RELATED TO PAN AMERICAN’S BUSINESS” CONTAINED IN THE COMPANY’S MOST RECENT FORM 40F/ANNUAL INFORMATION FORM FILED WITH THE SEC AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES. ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS TO BE MATERIALLY DIFFERENT FROM THOSE ANTICIPATED, DESCRIBED, ESTIMATED, ASSESSED OR INTENDED. THERE CAN BE NO ASSURANCE THAT ANY STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION WILL PROVE TO BE ACCURATE AS ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS. ACCORDINGLY, READERS SHOULD NOT PLACE UNDUE RELIANCE ON STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION.

Financial & Operating Highlights

	Three months ended		Twelve months ended
	December 31		December 31
	2007	2006	2007	2006

Consolidated Financial Highlights (in thousands of US dollars)
(Unaudited)

Net income for the period	$26,062	$29,648	$88,860	$58,206
Basic income per share	$0.34	$0.39	$1.16	$0.79
Mine operating earnings(1)	$28,859	$35,063	$104,275	$113,319
Cash flow from operations (excluding changes in non-cash operating working capital)	$27,317	$22,126	$105,939	$68,780
Mineral property, plant and equipment expenditures	$34,545	$25,129	$123,415	$96,401
Cash and short-term investments	$107,315	$171,948	$107,315	$171,948
Net working capital	$186,337	$204,616	$186,337	$204,616

Consolidated Production

Silver – ounces	5,128,959	3,146,683	17,113,027	13,018,353
Zinc – tonnes	9,373	9,253	39,075	39,367
Lead – tonnes	4,376	3,380	16,284	15,307
Copper – tonnes	1,538	1,214	5,650	4,546
Gold – ounces	7,824	2,131	23,580	7,458

Consolidated Cost per Ounce of Silver (net of by-product credits)

Total cash cost per ounce (2)	$4.54	$2.42	$3.42	$1.89
Total production cost per ounce (2)	$7.11	$3.96	$5.69	$3.38

Payable ounces of silver	4,819,255	2,879,001	15,911,734	11,922,185

Average Metal Prices
Silver – London Fixing per ounce	$14.21	$12.58	$13.38	$11.55
Zinc – LME Cash Settlement per tonne	$2,646	$4,194	$3,250	$3,273
Lead – LME Cash Settlement per tonne	$3,262	$1,622	$2,595	$1,288
Copper – LME Cash Settlement per tonne	$7,126	$7,087	$7,239	$6,731
Gold – London Fixing per ounce	$786	$614	$695	$604

Mine Operations Highlights
	Three months ended		Twelve months ended
	December 31		December 31
	2007	2006	2007	2006
Huaron Mine

Tonnes milled	191,867	180,050	750,799	693,285
Average silver grade – grams per tonne	198	192	196	200
Average zinc grade	2.31%	2.62%	2.54%	2.59%
Silver – ounces	999,738	891,068	3,827,105	3,664,660
Zinc – tonnes	2,785	2,917	12,064	11,735
Lead – tonnes	1,838	1,488	6,985	6,858
Copper – tonnes	479	332	1,658	1,603
Gold – ounces	819	695	3,496	1,832

Total cash cost per ounce (2)	$4.20	$2.15	$2.78	$2.41
Total production cost per ounce (2)	$5.35	$3.54	$3.97	$3.71

Payable ounces of silver	908,221	807,121	3,453,409	3,329,106

Morococha Mine*

Tonnes milled	165,285	153,750	609,540	577,201
Average silver grade – grams per tonne	175	172	172	186
Average zinc grade	3.01%	3.22%	3.36%	3.73%
Silver – ounces	806,493	721,139	2,870,379	2,923,267
Zinc – tonnes	4,142	4,121	17,133	18,115
Lead – tonnes	1,720	1,208	6,085	5,722
Copper – tonnes	500	515	2,088	1,546
Gold – ounces	649	282	1,306	1,019

Total cash cost per ounce (2)	$2.74	$(4.09)	$(2.16)	$(3.71)
Total production cost per ounce (2)	$4.38	$(2.22)	$(0.44)	$(1.96)

Payable ounces of silver	725,013	646,688	2,580,837	2,617,162

*Production and cost figures are for Pan American’s share only. Pan American’s ownership changed from 88.5% to 89.35% in October 2007.

Quiruvilca Mine

Tonnes milled	93,063	88,015	362,141	370,115
Average silver grade – grams per tonne	141	182	162	209
Average zinc grade	2.34%	2.57%	2.46%	2.79%
Silver – ounces	349,544	424,296	1,569,351	2,105,475
Zinc – tonnes	1,750	1,863	7,234	8,712
Lead – tonnes	609	606	2,528	2,574
Copper – tonnes	543	341	1,805	1,345
Gold – ounces	374	270	1,566	1,106

Total cash cost per ounce (2)	$5.15	$0.58	$2.43	$(0.04)
Total production cost per ounce (2)	$6.91	$2.13	$3.97	$1.25

Payable ounces of silver	320,697	392,770	1,445,185	1,954,228

	Three months ended		Twelve months ended
	December 31		December 31
	2007	2006	2007	2006

Pyrite Stock Piles

Tonnes sold	12,006	15,253	52,547	58,016
Average silver grade – grams per tonne	258	246	269	304
Silver – ounces	99,745	120,728	454,202	566,383

Total cash cost per ounce (2)	$3.52	$3.02	$3.24	$3.17
Total production cost per ounce (2)	$3.52	$3.02	$3.24	$3.17

Payable ounces of silver	53,128	63,601	243,998	311,583

Alamo Dorado Mine*

Tonnes milled	420,336	-	1,139,899	-
Average silver grade – grams per tonne	122	-	127	-
Silver – ounces	1,689,648	-	3,809,003	-
Gold - ounces	5,032	-	13,335	-

Total cash cost per ounce (2)	3.62	-	4.41	-
Total production cost per ounce (2)	7.98	-	8.96	-
			,
Payable ounces of silver	1,685,424	-	3,799,480	-

*Commercial production commenced on April 1, 2007.

La Colorada Mine

Tonnes milled	95,778	59,486	331,067	233,743
Average silver grade – grams per tonne	407	520	437	540
Silver – ounces	1,077,901	858,799	3,964,074	3,493,995
Zinc – tonnes	371	-	943	-
Lead – tonnes	209	78	686	153
Gold - ounces	950	884	3,877	3,501

Total cash cost per ounce (2)	$6.97	$8.51	$6.88	$6.49
Total production cost per ounce (2)	$8.89	$10.22	$8.68	$8.29

Payable ounces of silver	1,032,071	850,047	3,834,685	3,471,949

San Vicente Mine*

Tonnes milled	17,359	14,013	82,855	29,618
Average silver grade – grams per tonne	279	333	296	326
Average zinc grade	2.77%	3.15%	2.82%	3.44%
Silver – ounces	105,890	130,653	618,913	264,573
Zinc – tonnes	325	352	1,701	805
Copper – tonnes	16	26	99	52

Total cash cost per ounce (2)	$10.12	$1.86	$5.41	$3.49
Total production cost per ounce (2)	$12.56	$2.16	$7.47	$3.78

Payable ounces of silver	94,701	118,774	554,140	238,157

*The production statistics represent Pan American’s interest in the mine. Pan American’s ownership was approximately 55% through May 22, 2007 and increased to 95% subsequently.

(1)
The Company reports the non-GAAP measure Mine Operating Earning to evaluate and manage the operating performance at the Company’s mines.  This measure is calculated by subtracting Cost of Sales and Depreciation and Amortization from Sales.  To facilitate a better understanding of this measure it is reconciled as shown in our unaudited Consolidated Statement of Operations for the period.

(2)
The Company reports the non-GAAP cash cost per ounce of payable silver in order to manage and evaluate operating performance at each of the Company’s mines.  The measure is widely used in the silver mining industry as a benchmark for performance, but does not have standardized meaning.  To facilitate a better understanding of this measure as calculated by the Company, we have provided a detailed reconciliation of this measure to our cost of sales, as shown in our unaudited Consolidated Statement of Operations for the period.

		Three months ended December 31		Twelve months ended December 31
		2007	2006	2007	2006
Cost of sales		$48,803	$41,885	$167,797	$124,608

Add/(Subtract)

Smelting, refining, and transportation charges		21,088	20,920	87,019	69,394
By-product credits		(52,607)	(50,623)	(210,701)	(168,639)
Mining royalties		1,537	2,458	5,761	5,269
Workers participation and voluntary payments		(1,256)	(3,590)	(6,304)	(9,250)
Change in inventories		4,635	(4,653)	8,595	(2,016)
Other		(54)	374	(579)	2,634
Minority interest adjustment		(265)	200	172	586
Alamo Dorado Commissioning Costs		-		2,719	-
Cash Operating Costs	A	$21,882	$6,971	$54,478	$22,587

Add/(Subtract)
Depreciation and amortization		8,227	5,640	28,992	17,520
Asset retirement and reclamation		674	614	2,860	2,457
Change in inventories		3,719	(1,607)	4,081	(1,455)
Other		(48)	(38)	(175)	(125)
Minority interest adjustment		(192)	(184)	(933)	(652)
Alamo Dorado Commissioning Costs		-	-	1,304	-
Production Costs	B	$34,262	$11,397	$90,607	$40,332

Payable Ounces of Silver	C	4,819,255	2,879,001	15,911,734	11,922,185
Total Cash Cost per Ounce	A/C	$4.54	$2.42	$3.42	$1.89
Total Production Costs per Ounce	B/C	$7.11	$3.96	$5.69	$3.38

PAN AMERICAN SILVER CORP.
Consolidated Balance Sheets
(Unaudited In thousands of US dollars)

	December 31,	December 31,
	2007	2006

Assets
Current
Cash and cash equivalents	$51,915	$80,347
Short-term investments	55,400	91,601
Accounts receivable	68,600	65,971
Inventories and stockpiled ore	51,737	22,216
Unrealized gain on commodity and foreign currency contracts	5,502	186
Future income taxes	8,388	6,670
Prepaid expenses and other	3,376	3,106
Total Current Assets	244,918	270,097

Mineral property, plant and equipment, net	305,918	112,993
Construction in progress	95,981	104,037
Investment in non-producing properties	98,385	188,107
Direct smelting ore	1,379	1,831
Future income taxes	-	500
Other assets	16,322	2,430
Total Assets	$762,903	$679,995

Liabilities
Current
Accounts payable and accrued liabilities	$53,736	$40,095
Taxes payable	1,771	23,187
Unrealized loss on commodity contracts	27	-
Other current liabilities	3,047	2,199
Total Current Liabilities	58,581	65,481

Asset retirement obligations and reclamation	50,370	44,309
Future income taxes	48,698	48,499
Other liabilities and provisions	151	-
Total Liabilities	157,800	158,289

Non-controlling interest	5,486	9,680
Share capital
Common Shares	592,402	584,769
Additional paid in capital	14,233	14,485
Accumulated other comprehensive income	(8,650)	-
Retained earnings (deficit)	1,632	(87,228)
Total Shareholders’ Equity	599,617	512,026
Total Liabilities, Non-controlling interest and Shareholders’ Equity	$762,903	$679,995

Pan American Silver Corp.
Consolidated Statements of Operations
(Unaudited – in thousands of US dollars, except for per share amounts)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2007	2006	2007	2006
Sales	$85,889	$82,588	$301,064	$255,447
Cost of sales	48,803	41,885	167,797	124,608
Depreciation and amortization	8,227	5,640	28,992	17,520
Mine operating earnings	28,859	35,063	104,275	113,319

General and administrative	3,120	2,084	9,522	9,172
Exploration and project development	1,992	3,902	3,362	8,040
Asset retirement and reclamation	674	614	2,860	2,457
Operating income	23,073	28,463	88,531	93,650
Interest and financing expenses	(246)	(137)	(660)	(573)
Investment and other income	131	1,122	5,371	6,562
Foreign exchange gain (loss)	631	(644)	928	(799)
Other income and expense	(370)	701	(370)	(528)
Net gain (loss) on commodity and foreign currency contracts	4,005	(1,042)	5,345	(18,328)
(Loss) gain on sale of assets	(75)	8,243	12,425	7,483
Income before taxes and non-controlling interest	27,149	36,706	111,570	87,467
Income tax provision	(599)	(5,496)	(19,605)	(25,484)
Non-controlling interest	(488)	(1,562)	(3,105)	(3,777)
Net income for the period	$26,062	$29,648	$88,860	$58,206

Attributable to common shareholders:

Net income for the period	$26,062	$29,648	$88,860	$58,206
Accretion of convertible debentures	-	(15)	-	(47)
Adjusted net income for the period attributable to common shareholders	$26,062	$29,633	$88,860	$58,159

Basic income per share	$0.34	$0.39	$1.16	$0.79
Diluted income per share	$0.33	$0.38	$1.12	$0.76

Weighted average number of shares outstanding
(in thousands)
Basic	76,521	76,073	76,453	73,628
Diluted	79,434	78,713	79,174	76,152

Pan American Silver Corp.
Consolidated Statement of Cash Flows
(Unaudited – in thousands of US dollars)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2007	2006	2007	2006
Operating activities
Net income for the period	$26,062	$29,648	$88,860	$58,206
Reclamation expenditures	(54)	(504)	(767)	(1,172)
Items not involving cash:	-
Depreciation and amortization	8,227	5,640	28,992	17,520
Asset retirement and reclamation	674	614	2,860	2,457
Loss (gain) on sale of assets	75	(8,243)	(12,425)	(7,483)
Future income taxes	(3,994)	(3,803)	(1,448)	(3,343)
Non-controlling interest	488	1,562	3,105	3,777
Unrealized (gain) loss on commodity and foreign currency contracts	(4,863)	(4,131)	(5,290)	(4,125)
Stock-based compensation	702	1,343	2,052	2,943
Changes in non-cash operating working capital	(609)	(8,736)	(38,578)	(2,881)
Cash generated by operating activities	26,708	13,390	67,361	65,899

Investing activities
Mineral property, plant and equipment expenditures (net
of accruals)	(34,545)	(25,129)	(117,170)	(96,999)
Acquisition of net assets of subsidiary, net of cash	-	-	(6,245)	(168)
Maturity (purchase) of short-term investments	(2,031)	17,101	24,931	(65,570)
Proceeds from sale of assets	17	2,000	10,267	2,000
Purchase of other assets	(3,590)	(14)	(11,272)	(766)
Cash used in investing activities	(40,149)	(6,042)	(99,489)	(160,737)

Financing activities
Proceeds from issuance of common shares	1,810	578	5,164	153,611
Dividends paid by subsidiaries to non controlling interests	-	-	(2,347)	-
Share issue costs	-	(5)	-	(7,669)
Contributions from NCI	729	-	729	-
Convertible Debentures interest payments		(7)	-	(48)
(Repayment) proceeds from advance on metal shipments	(3,023)	-	150	-
Cash (used in) generated by financing activities	(484)	566	3,696	145,894

(Decrease) increase in cash and cash equivalents during the period	(13,925)	7,914	(28,432)	51,056
Cash and cash equivalents, beginning of period	65,840	72,433	80,347	29,291
Cash and cash equivalents, end of period	$51,915	$80,347	$51,915	$80,347

Supplemental Disclosures
Interest paid	$-	$13	$-	$48

Taxes paid	$8,329	$2,692	$44,376	$7,946